SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

May 4, 2016

VIA EDGAR

John Ganley

Ken Ellington

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Credit Suisse Park View BDC, Inc. –
Post-Effective Amendment No. 3 to Registration Statement on Form N-2

Dear Messrs. Ganley and Ellington:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Credit Suisse Park View BDC, Inc. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 5, 2016, at 2:00 p.m., or as soon thereafter as practicable.

Credit Suisse Park View BDC, Inc.

By:	/s/ Rocco DelGuercio
Rocco DelGuercio
Chief Financial Officer